Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

November 4, 2008

Management’s Discussion and Analysis (MD&A)
(November 4, 2008)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) as at and for the three and nine month periods ended September 30, 2008 and 2007, the December 31, 2007 MD&A and audited Consolidated Financial Statements, the MD&A and unaudited Interim Consolidated Financial Statements as at and for the six month periods ended June 30, 2008 and 2007 and the MD&A and unaudited Consolidated Financial statements as at and for the three month periods ended March 31, 2008 and 2007.  All comparisons are between the quarters ended September 30, 2008 and 2007, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated.

Third Quarter Results Summary

•	Cash provided by operating activities was $1.7 billion, an increase of 55% from a year ago.
•
Net income was $1.4 billion, an increase of 305% from a year earlier, and net income from continuing operations was $1.4 billion, up 515% compared to the third quarter in 2007 driven by higher netbacks, mark-to-market gains on derivative contracts and stock-based compensation recovery.

•
Production averaged 443,000 boe/d, 1% above the third quarter of 2007, despite the sale of approximately 40,000 boe/d of non-core assets over the past year.  Production was also 3% above the previous quarter.

•	Production from continuing operations averaged 435,000 boe/d, 10% above the same quarter last year and 4% higher than the second quarter of 2008.
•	Netbacks for the quarter were $56.19/boe, up 60% from a year ago, but below $61.33/boe in the second quarter.
•	Long-term debt, net of cash, was $3.7 billion at the quarter end, down from $4.3 billion at December 31, 2007.
•	Talisman’s unconventional gas strategy is on track, with 210 gross (129 net) wells drilled year-to-date in unconventional plays, including success in Quebec and Pennsylvania.
•	The Company continued to focus operations with the agreed sale of non-core interests in the Netherlands.
•	Talisman declared a C$0.10 per share dividend, payable on December 31, 2008.

	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
Financial (millions of C$ unless otherwise stated)
Net income from continuing operations	1,420	231	2,138	723
Net income from discontinued operations	5	121	179	699
Net income	1,425	352	2,317	1,422
C$ per common share
Net income – Basic	1.40	0.35	2.28	1.37
– Diluted	1.38	0.34	2.23	1.34
Net income from continuing operations
– Basic	1.40	0.23	2.10	0.70
– Diluted	1.38	0.22	2.06	0.68
Production (daily average)
Oil and liquids (bbls/d)	225,814	208,783	214,768	219,725
Natural gas (mmcf/d)	1,253	1,126	1,216	1,107
Continuing operations (mboe/d)	435	396	417	404
Discontinued operations (mboe/d)	8	45	14	50
Total mboe/d (6 mcf = 1 boe)	443	441	431	454

Daily Average Production, Before Royalties

	Three months ended			Nine months ended
September 30,	2008	2008 vs 2007 (%)	2007	2008	2008 vs 2007 (%)	2007
Continuing operations
Oil and liquids (bbls/d)
North America	40,977	7	38,214	40,461	2	39,603
UK	103,037	18	87,250	91,779	(1)	92,484
Scandinavia	31,451	18	26,577	30,787	12	27,600
Southeast Asia	34,623	(24)	45,731	35,894	(23)	46,400
Other	15,726	43	11,011	15,847	16	13,638
	225,814	8	208,783	214,768	(2)	219,725
Natural gas (mmcf/d)
North America	860	6	809	847	6	798
UK	22	83	12	18	13	16
Scandinavia	18	64	11	19	46	13
Southeast Asia	353	20	294	332	19	280
	1,253	11	1,126	1,216	10	1,107
Continuing operations (mboe/d)	435	10	396	417	3	404
Discontinued operations
North America
- oil and liquids (bbls/d)	-	(100)	3,180	-	(100)	4,844
- natural gas (mmcf/d)	-	(100)	58	18	(79)	85
UK
- oil and liquids (bbls/d)	607	(93)	8,999	1,049	(88)	8,715
- natural gas (mmcf/d)	15	(80)	76	19	(74)	74
Scandinavia
- oil and liquids (bbls/d)	-	(100)	2,589	1,614	(41)	2,726
Other
- oil and liquids (bbls/d)	5,005	(29)	7,065	5,055	(23)	6,531
Discontinued operations (mboe/d)	8	(82)	45	14	(72)	50
Total mboe/d (6 mcf = 1 boe)	443	1	441	431	(5)	454

In North America, oil and liquids production from continuing operations was up 7% from 2007 due to new Bakken wells commencing production, corporate and asset acquisitions and successful development programs. These increases in production were partially offset by reduced NGL recoveries at the Edson gas plant.

Natural gas production from continuing operations in North America increased by 51 mmcf/d mainly due increased plant capacity in Monkman, development success in the Monkman, Foothills, Bigstone/Wildriver and Greater Arch areas and recent acquisitions. These increases were offset partially by natural declines.

In the UK, oil and liquids production from continuing operations increased by 18% compared to 2007 due to an increase in production at Tweedsmuir following production facility modifications, a full quarter of production from Blane, shutdowns at Auk and Buchan in 2007 and poor Tartan uptime in 2007.  These increases were partially offset by planned shutdowns at Ross and Clyde as well as reduced compressor availability at Claymore.

In Scandinavia, oil and liquids production from continuing operations increased by 18% to 31,451 bbls/d due to new wells on production at Gyda, Brage and Varg, and a full quarter of production from Blane, which was commissioned towards the end of the third quarter of 2007.

In Southeast Asia, oil and liquids production from continuing operations decreased by 11,108 bbls/d.  Oil and liquids production in Malaysia/Vietnam was 19,638 bbls/d, down 28% from 2007, mainly due to natural declines and a planned shutdown. In Indonesia, oil and liquids production was higher by 5% compared to the same period in 2007, averaging 11,846 bbls/d in the quarter.  Production in Australia averaged 3,139 bbls/d, a 56% decrease from the same period in 2007, mainly due to the impact of a riser failure in Laminaria and flowline failures in the Corallina and Laminaria fields.

Natural gas production in Malaysia/Vietnam averaged 83 mmcf/d in the quarter, an increase of 23 mmcf/d compared to the same period in 2007 due to additional gas production from the Northern Fields which commenced production in July 2008. Indonesia gas production was 16% higher than last year, averaging 270 mmcf/d due to increased West Java natural gas sales and strong gas nominations.

Oil and liquids production from continuing operations in Other areas increased by 43% to 15,726 bbls/d, principally the result of the commissioning of the Algerian MLN expansion project in the third quarter of 2008 and a turnaround in the third quarter of 2007 in Algeria.

Volumes produced into/(sold out of) inventory1

	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
(bbls/d)
UK	13,323	(3,111)	1,948	(2,241)
Scandinavia	(1,126)	2,190	(480)	100
Southeast Asia	(955)	(5,702)	2,379	(585)
Other	10,225	(8,221)	4,271	13
Total – bbls/d	21,467	(14,884)	8,118	(2,713)
Total – mbbls	1,975	(1,369)	2,224	(741)
1.           Includes impact of discontinued operations

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the above Daily Average Production, Before Royalties table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.  At September 30, 2008 there were 5.3 mmbbls (2007 – 3.0 mmbbls) of inventory, before deduction of royalties.

Company Netbacks 1, 2

	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
Oil and liquids ($/bbl)
Sales price	113.17	75.91	111.21	71.46
Hedging gain (loss)	(0.21)	0.11	(0.46)	0.56
Royalties	19.06	11.51	18.60	11.03
Transportation	1.11	1.32	1.06	1.26
Operating costs	20.91	18.31	20.46	17.31
	71.88	44.88	70.63	42.42
Natural gas ($/mcf)
Sales price	10.08	6.30	9.62	7.06
Hedging gain	-	0.28	-	0.18
Royalties	2.20	1.25	2.03	1.39
Transportation	0.34	0.28	0.30	0.26
Operating costs	1.03	1.00	1.07	1.01
	6.51	4.05	6.22	4.58
Total ($/boe) (6 mcf = 1 boe)
Sales price	88.00	57.76	85.31	57.90
Hedging gain (loss)	(0.11)	0.85	(0.24)	0.82
Royalties	16.26	9.61	15.49	9.78
Transportation	1.56	1.49	1.41	1.40
Operating costs	13.88	12.44	13.66	12.06
	56.19	35.07	54.51	35.48
1.	Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2.	Includes impact of discontinued operations.

During the third quarter, the Company’s average netback was $56.19/boe, 60% higher than in 2007.  Talisman’s realized price of $88.00/boe was 52% higher than 2007, principally due to higher global oil, liquids and gas prices.  For the nine months ended September 30, 2008, the Company’s average netback was $54.51/boe, 54% higher than in 2007.

Prices and Exchange Rates 1

	Three months ended			Nine months ended
September 30,	2008	2008 vs 2007 (%)	2007	2008	2008 vs 2007 (%)	2007
Oil and liquids ($/bbl)
North America	104.10	66	62.66	96.82	69	57.45
UK	115.11	48	77.89	112.41	55	72.49
Scandinavia	112.39	39	80.60	113.47	54	73.92
Southeast Asia	117.52	49	78.68	117.78	49	78.99
Other	115.24	42	81.03	119.02	56	76.08
	113.17	49	75.91	111.22	56	71.45
Natural gas ($/mcf)
North America	9.18	58	5.80	9.11	29	7.04
UK	10.06	62	6.22	9.47	38	6.87
Scandinavia	7.72	57	4.93	6.73	45	4.63
Southeast Asia	12.37	57	7.90	11.11	52	7.29
	10.08	60	6.30	9.62	36	7.06
Total $/boe (6 mcf = 1 boe)	88.00	52	57.76	85.31	47	57.90
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	117.98	57	75.38	113.29	71	66.19
Dated Brent (US$/bbl)	114.78	53	74.87	111.02	65	67.13
Tapis (US$/bbl)	120.30	52	79.34	115.54	63	71.01
NYMEX (US$/mmbtu)	10.09	65	6.13	9.66	40	6.88
AECO (C$/gj)	7.34	49	4.91	8.17	29	6.32
US/Canadian dollar exchange rate	0.96	-	0.96	0.98	8	0.91
Canadian dollar/pound sterling exchange rate	1.97	(7)	2.11	1.98	(10)	2.20
1.	Includes impact of discontinued operations.

Realized oil and liquids prices increased by 49%, while realized natural gas prices increased by 60%.  These trends followed world oil and gas price indices.

Subsequent to the third quarter of 2008, Talisman’s realized commodity price has decreased consistent with the fall in global prices.

Risk Management

Talisman is exposed to fluctuations in foreign exchange rates, interest rates and commodity prices as described in the Risk Factors section of the 2007 Annual MD&A.  The Company manages its exposure to these risks in part through the use of derivative financial instruments and commodity sales contracts.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges and, consequently, these derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

The Company had the following commodity price derivative contracts outstanding at September 30, 2008:

Contract	Term	Average volume	Average price or floor/ceiling
Designated as a hedge
Dated Brent crude oil swap	Oct-Dec 2008	815 bbls/d	US$60.00/bbl

Not designated as a hedge
AECO natural gas collars	Oct 2008	94,820 mcf/d	C$8.35/ C$9.14/mcf
WTI and Dated Brent crude oil swaps	Oct–Dec 2008	32,500 bbls/d	US$100.17/bbl
WTI and Dated Brent crude oil put options	Oct 2008–Mar 2009	95,000 bbls/d	US$90.21/bbl
NYMEX natural gas collars	Oct–Dec 2008	530,000 mcf/d	US$9.25/ US$18.57/mcf
AECO natural gas put options	Jan–Dec 2009	222,827 mcf/d	C$6.33/mcf
Dated Brent and WTI crude oil collars	Apr–Dec 2009	40,000 bbls/d	US$97.72/ US$137.12/bbl
ICE natural gas swaps	Oct 2008-Jun 2011	20,919 mcf/d	C$7.67/mcf

Further details of contracts outstanding are included in note 10 to the September 30, 2008 unaudited Interim Consolidated Financial Statements.

As of October 1, fixed price oil and natural gas swaps, natural gas collars and oil put options were in place for approximately 50% of the Company’s remaining 2008 estimated production.

During the third quarter of 2008, Talisman recorded an after-tax gain on held-for-trading commodity derivatives of $423 million (2007 - $7 million after-tax loss), comprising unrealized gains on held for trading commodity price derivatives of $467 million and cash settlements of $44 million.

Dated Brent commodity price derivative contracts inherited through the acquisition of Paladin Resources plc in 2005 are designated as hedges for accounting purposes.  For the quarter ended September 30, 2008, Talisman recorded net hedging losses on such commodity-based derivative financial instruments of $4 million.  This compares to gains of $34 million associated with oil and liquids and natural gas hedges during the same period in 2007.

The Company has a fixed-to-floating interest rate swap and a cross currency interest rate swap.  The cross currency interest rate swap is designated as a cash flow hedge of 4.44% C$350 million medium term notes due 2011. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on US$304 million.

All risk management contracts are entered into by the Company for its own account and no subsidiary company is a party to such contracts.

Royalties1
	Three months ended
	2008		2007
September 30,	%	$ millions	%	$ millions
North America	18	211	18	115
UK	1	6	1	5
Southeast Asia	46	366	40	236
Other	30	30	40	52
Corporate Average	18	613	18	408

	Nine months ended
	2008		2007
September 30,	%	$ millions	%	$ millions
North America	18	605	18	392
UK	-	11	-	4
Southeast Asia	43	889	39	606
Other	50	209	41	118
Corporate Average	18	1,714	17	1,120
1.	Includes impact of royalties related to sales volumes.

The corporate royalty expense from continuing operations for the third quarter was $613 million (18%), up $205 million from $408 million (18%) in 2007, reflecting increased commodity prices.  The increase in the Southeast Asia royalty rate was driven by increasing commodity prices.  The decrease in Other royalty expense and royalty rate was the result of a higher proportion of sales occurring in Tunisia, which has a lower royalty rate.

North American royalties presented above are based on the existing royalty regime.  Pursuant to the proposed royalty framework in Alberta, Talisman expects an increase in royalties paid to the Alberta government in 2009, the exact amount of which is dependent on commodity prices.

Unit Operating Expenses1
	Three months ended			Nine months ended
	2008	2008 vs 2007	2007	2008	2008 vs 2007	2007
September 30,	$/boe	(%)	$/boe	$/boe	(%)	$/boe
North America	8.93	12	7.98	8.89	15	7.70
UK	27.82	20	23.24	28.63	25	22.93
Scandinavia	21.02	(16)	24.90	21.03	(10)	23.34
Southeast Asia	6.47	23	5.26	6.03	23	4.92
Other	5.72	(30)	8.23	5.83	2	5.74
	13.88	12	12.44	13.66	13	12.06
1.	Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1

	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
($ millions)
North America	155	130	453	374
UK	236	204	681	635
Scandinavia	64	65	195	200
Southeast Asia	54	48	143	126
Other	2	12	17	21
	511	459	1,489	1,356
1.	Includes operating expenses related to sales volumes.

During the third quarter, total operating expenses from continuing operations increased by 11% to $511 million, as a result of location-specific factors described below and general cost inflation which is impacting the oil and gas industry.

In North America, operating expenses were higher than the prior year due primarily to increases in processing fees due to increased production volumes, maintenance costs and municipal and property taxes.

In the UK, operating expenses increased primarily due to higher labour, fuel, repairs and maintenance costs, as well as Galley well suspension costs, partially offset by a weakening of the British Pound relative to the Canadian dollar.

In Scandinavia, the decrease in operating expenses and unit operating expenses was largely the result of well maintenance costs on Gyda in 2007, partially offset by increased fuel costs.  Increased production also contributed to decreased unit operating expenses.

In Southeast Asia, operating expenses and unit costs increased due to the planned shut down in PM305 and PM314 in Malaysia, higher gas takes in Indonesia, and the Corallina riser failure in Australia.

In Other, operating costs decreased due to the timing of liftings.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended			Nine months ended
September 30,	2008 $/boe	2008 vs 2007 (%)	2007 $/boe	2008 $/boe	2008 vs 2007 (%)	2007 $/boe
North America	17.73	7	16.51	17.13	3	16.66
UK	18.86	4	18.16	19.21	12	17.10
Scandinavia	27.60	19	23.25	28.19	19	23.67
Southeast Asia	7.09	(3)	7.52	6.99	(9)	7.65
Other	13.14	186	4.59	5.51	4	5.30
	16.34	13	14.51	15.98	8	14.82
1.	Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense1

	Three months ended		Nine months ended
September 30, ($ millions)	2008	2007	2008	2007
North America	298	263	845	785
UK	163	152	473	450
Scandinavia	90	55	273	191
Southeast Asia	63	69	174	199
Other	6	10	19	21
	620	549	1,784	1,646
1.	Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $620 million, up 13% from the same period in 2007.  The increase in DD&A expense is principally related to increased production, and capital expenditures.

The DD&A expense in North America increased due to increased production and an increase in the land base, while the unit cost per boe increased as a result of a change in the production mix.

The increases in the UK and Scandinavia DD&A expense were the result of increased capital expenditures and an increased proportion of production from new fields that have a higher cost base.

The reduction in the Southeast Asia unit DD&A expense was principally the result of an increased proportion of lower cost Indonesian production in the third quarter of 2008.

Corporate and Other

	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
($ millions)
General and administrative	58	53	197	166
Dry hole expense	137	112	276	309
Stock-based compensation (recovery) expense	(297)	(47)	(37)	38
Other expense	(110)	5	(131)	(20)
Capitalized interest costs	17	18	47	69
Interest expense	44	54	123	151
(Gain) loss on held-for-trading financial instruments	(567)	10	31	(16)
Other revenue	(37)	(36)	(113)	(109)

Dry hole expense increased by $25 million compared to the same period in 2007 and includes $103 million in North America, $33 million in the UK and $1 million in Scandinavia.

Stock-based compensation (recovery) expense relates to the change in value of the Company’s outstanding stock options and cash units for the period.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and the exercise price of its stock options or cash units. During the third quarter of 2008, the Company recorded a stock-based compensation recovery of $297 million relating to its stock option and cash unit plans. The Company paid cash of $9 million to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.  Since the introduction of the cash feature, approximately 97% of options exercised have been exercised for cash, with only 3% exercised for shares, resulting in reduced dilution of shares.

Other expenses decreased compared to the same period in 2007 as a result of a $74 million gain on the sale of the Company’s remaining oil sands leases and foreign exchange gains arising from the weakening of the British Pound and Norwegian Kroner relative to the US dollar in the period.

Capitalized interest costs are associated with the Yme and Rev development projects in Scandinavia and the Northern Fields development in Malaysia. Upon commencement of production, interest is no longer capitalized. Capitalized interest decreased from the prior year as the Tweedsmuir, Blane and Wood development projects in the UK were commissioned in 2007 and the Northern Fields in Malaysia commenced production in July 2008.

Interest expense decreased in the period due principally to lower debt levels in the third quarter of 2008.

The (gain) loss on held-for-trading financial instruments comprises the realized and unrealized amounts discussed in the ‘Risk Management’ section of this MD&A.

Other revenue of $37 million includes $31 million of pipeline and processing revenue.

Taxes

Effective Income Tax Rate
	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
($ millions)
Income from continuing operations before taxes	2,261	528	3,795	1,562
Less PRT
Current	8	35	63	183
Deferred	28	21	97	15
Total PRT	36	56	160	198
	2,225	472	3,635	1,364
Income tax expense
Current income tax	455	213	1,218	463
Future income tax	350	28	279	178
Total income tax expense	805	241	1,497	641
Effective income tax rate	36%	51%	41%	47%

The $564 million increase in total income tax expense relative to the same period in 2007 is primarily the result of increased revenues from higher commodity prices, gains on held-for-trading financial instruments and a stock-based compensation recovery.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income.  The effective tax rate in the quarter decreased to 36% due to a change in the mix of income between jurisdictions.  In particular, North America, which has a lower tax rate than other jurisdictions, generated pre-tax gains on held-for-trading financial instruments and stock based compensation recovery, resulting in a future income tax expense.

 Capital Expenditures and Dispositions

	Three months ended			Nine months ended
September 30,	2008	2008 vs 2007 (%)	2007	2008	2008 vs 2007 (%)	2007
($ millions)
North America	789	97	401	1,581	25	1,265
UK	179	(44)	317	567	(44)	1,010
Scandinavia	244	25	195	644	49	431
Southeast Asia	180	58	114	549	52	362
Other	27	(10)	30	84	(31)	122
Corporate, IS and Administrative	14	17	12	42	62	26
	1,433	34	1,069	3,467	8	3,216
Acquisitions	65		38	454		42
Dispositions	(89)		(21)	(89)		(37)
Discontinued Operations
Proceeds on disposition	-		(218)	(342)		(964)
Capital expenditures	7		22	67		130
Total	1,416		890	3,557		2,387

North America capital expenditures during the quarter totalled $789 million, with exploration costs of $555 million and development costs of $234 million (including plant and equipment).  These expenditures included the drilling of 47 gas wells and 32 oil wells.  The increase in capital spending is a result of land acquisition costs and accelerated drilling associated with the Company’s new strategy.

UK capital expenditures during the quarter were comprised of $26 million on exploration and $153 million on development, which included development drilling in the Claymore, Ross and Tartan fields.  The decrease in capital expenditures was largely the result of commissioning the Tweedsmuir, Blane, Wood and Enoch development projects in 2007.

In Scandinavia, the Company spent $33 million on exploration and $211 million on development, including development drilling in the Gyda, Varg, Brage and Veslefrikk fields as well as activity related to the Yme and Rev field developments.

In Southeast Asia, capital expenditures of $180 million included $42 million on exploration, principally on one exploration well in Block 15-2/01 in Vietnam, and $138 million on development, which includes development of the Northern Fields in Malaysia and Song Doc in Block 46/02 in Vietnam.

Acquisitions

During the nine months ended September 30, 2008, Talisman and its subsidiaries completed transactions which included acquisitions of RSX Energy Inc. for $109 million and working interests in two blocks in Kurdistan for $276 million.

Dispositions

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations.  Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold.  Comparative results have been restated to reflect the impact of operations that have become discontinued since September 30, 2007.  See note 2 to the unaudited Interim Consolidated Financial Statements.

In line with the new strategic framework to exit non strategic areas, Talisman continues to rationalize its portfolio of assets.

In the second quarter, Talisman completed the sales of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million, and assets in Denmark for proceeds of $95 million, resulting in an after-tax writedown of these assets of $46 million.

In the third quarter, Talisman entered into an agreement to sell its assets in the Netherlands for proceeds of US$480 million, excluding working capital.  The sale has an effective date of January 1, 2008 and is expected to close in January 2009.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after-tax writedown of these assets of $32 million.  Further after-tax write-downs of $10 million and $3 million were recorded in the second and third quarters of 2008 respectively.

Talisman is currently negotiating the potential sale of its assets in Trinidad and Tobago.  The operating results of these interests and exploration licences, which have either been relinquished or are in the process of being relinquished, are included in the results of discontinued operations.

Long-Term Debt and Liquidity

At September 30, Talisman’s long-term debt was $3.8 billion ($3.7 billion net of cash), down from $4.9 billion ($4.3 billion net of cash) at December 31, 2007. During the nine months ended September 30, 2008, the Company generated $4.6 billion of cash provided by operating activities, received proceeds (net of capital expenditures) of $275 million from discontinued operations, spent $3.9 billion on capital expenditures and strategic initiatives, paid dividends of $102 million and purchased $68 million of Talisman shares in connection with a new employee performance-based incentive program.

The Company is in a strong financial position.  At September 30, long term debt-to-long term debt plus shareholders’ equity was 27%.  For the 12 months ended September 30, 2008, the long term debt-to-annualized cash provided by operating activities ratio was 0.7:1.

The majority of the Company's debt matures subsequent to 2010, with approximately $185 million maturing in 2009 and $11 million in 2010.  The Company has the ability and intention to replace this debt with long-term borrowings under its bank credit facilities.

At September 30, the Company had $0.7 billion drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

The Company has flexibility in its capital program in 2009 and an active hedging program that protects 2008 and 2009 cashflow (see the ‘Risk Management’ section of this MD&A).

Talisman is in compliance with all of its debt covenants.

While the current credit crisis may result in an increase in the incidence of bad debts, Talisman continually assesses the quality of its accounts receivable and currently does not have reason to change its assessment of the collectibility of accounts receivable.

The Company issues letters of credit pursuant to uncommitted letter of credit facilities.  Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually.  At September 30, approximately $800 million in letters of credit had been issued.

Talisman’s investment grade senior unsecured long-term debt credit ratings from DBRS Limited (“DBRS”), Moody’s Investor Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”) are BBB (high), Baa2 (negative outlook) and BBB respectively.

On April 9, the Company filed as part of a registration statement a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market.  The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term note securities in the Canadian public debt market.

In October 2008, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX).  Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12 month period commencing October 23, 2008 and ending October 22, 2009.  Shareholders may obtain a copy of the Company’s notice of intention to make a normal course issuer bid free of charge by emailing the Company at tlm@talisman-energy.com.

At September 30 and October 31, there were 1,014,708,249 common shares outstanding.

At September 30, there were 65,178,313 stock options and 9,834,477 cash units outstanding.  Subsequent to September 30, no stock options were granted, 158,900 were exercised for cash, and 102,240 were cancelled, with 64,917,173 outstanding at October 31.  Subsequent to September 30, 60,000 cash units were exercised and 9,455 were cancelled with 9,765,022 outstanding at October 31.

Subsequent to September 30, counterparty exposure has increased significantly due to the decline in commodity prices. The majority of the Company’s commodity price derivative contract counterparty exposure is to counterparties that are eligible for investment under the financial support program approved by the US Government to support financial institutions. At this time, Talisman expects that the counterparties will be able to meet their obligations as they become due.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2008 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$80/bbl, a NYMEX natural gas price of US$8/mmbtu and exchange rates of US$0.90=C$1 and UK£1=C$2.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil - 1,000 bbls/d	10	15
Natural gas - 10 mmcf/d	10	20
Price changes[1]
Oil[2] – US$1.00/bbl	40	45
Natural gas (North America)[2] – C$0.10/mcf	20	25
Exchange rate changes
US$/C$ decreased by US$0.01	35	45
C$/UK£ increased by C$0.02	(10)	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the Risk Management section of this MD&A, and note 10 to the unaudited Interim Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2008			2007[1]				2006[1]
	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
Gross sales	3,402	3,787	2,404	2,396	2,208	2,174	2,101	2,001
Total revenue	2,822	3,086	2,056	1,994	1,870	1,860	1,840	1,732
Net income from continuing operations	1,420	281	437	251	231	294	198	321
Net income	1,425	426	466	656	352	550	520	598
Per common share ($)
Net income from continuing operations	1.40	0.28	0.43	0.24	0.23	0.28	0.19	0.30
Diluted net income from continuing operations	1.38	0.27	0.42	0.24	0.22	0.28	0.18	0.29
Net income	1.40	0.42	0.46	0.64	0.35	0.53	0.49	0.56
Diluted net income	1.38	0.41	0.45	0.63	0.34	0.52	0.48	0.54
1.	Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the third quarter of 2008, gross sales increased by $1.2 billion over the same period in 2007 due to increasing oil, liquids and gas prices and increased production from continuing operations.  Net income from continuing operations increased by $1.2 billion due principally to increased revenue, stock-based compensation recovery and a gain on held-for-trading financial instruments.

New Accounting Standards

Effective January 1, 2008, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863).  The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 10 to the unaudited Interim Consolidated Financial Statements.  As permitted, comparative information for the disclosure required by section 3862 has not been provided.  The adoption of section 3863 had no impact upon Talisman’s presentation.

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031).  The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of write-downs to net realizable value when there is a change in the circumstances giving rise to the impairment.  On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly.  The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million in other assets.

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman’s 2009 reporting.  Talisman is currently assessing the impact of implementing these recommendations.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board has confirmed that public companies will be required to report under IFRS effective January 1, 2011.  Talisman is currently assessing the impact of adopting IFRS (including an examination of recognition, measurement and disclosure differences) and developing its conversion plan.

Internal Control over Financial Reporting

There were no changes in Talisman’s internal control over financial reporting during the third quarter of 2008 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs.  The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Forward-Looking Information

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans;
•	expected impact of proposed royalty changes;
•	expected timing and proceeds of dispositions;
•	expected counterparty risk;
•	expected impact of the credit environment on the Company’s credit capacity;
•	expected impact of accounting pronouncements;
•	the merits or anticipated outcome or timing of pending litigation; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The following assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this interim MD&A: information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.  See the section entitled “Sensitivities” for the pricing assumptions used in preparing this interim MD&A.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	changes in general economic and business conditions;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	the Company’s ability to implement its business strategy;
•	the ongoing financial health of our partners, suppliers, customers and financial counterparties;
•	the outcome and effects of any future acquisitions and dispositions;
•	the ability of the Company to integrate any assets it may acquire or the performance of those assets;
•	the risk that adequate pipeline capacity to transport gas to market may not be available;
•	health, safety and environmental risks;
•	uncertainties related to the litigation process, such as a possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	competitive actions of other companies;
•	the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and any hedging programs.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.